BML Capital Management, LLC

65 E Cedar, Suite 2, Zionsville, IN 46077

December 31, 2024

Board of Directors
Aadi Biosciences, Inc.
17383 Sunset Boulevard Suite A250
Pacific Palisades, CA 90272

Dear Directors,

I am writing to you on behalf of BML Investment Partners, L.P., the owner of 2,100,000 shares, or 8.5% of total shares outstanding. In addition, I personally own an additional 335,000 shares for a total of 2,435,000, or 9.9% of shares outstanding. BML has considerable reservations about the transaction announced on December 19, 2024, and will be voting AGAINST the issuance of AADI shares and pre-funded warrants.

To be clear, BML is quite pleased with the $100 million in proceeds from the sale of the FYARRO business. Had the deal been structured as a sale of the entire company, it would have resulted in something north of $5 per share when including net cash. Selling the whole company to KRAKEN, or, alternatively, liquidating the remaining AADI assets after the FYARRO sale, would have resulted in a more than 100% return from the pre-announcement quote.

Instead, the Board chose to move forward with AADI 2.0, as they call it, and in-license a $44 million preclinical portfolio of ADC compounds, partially capitalized through a $100 million PIPE transaction. The ADC portfolio may create value several years from now - time will tell. Yet the PIPE deal, as it’s currently proposed, did the exact opposite. It destroyed significant shareholder value for existing holders, or perhaps more appropriately, it transferred significant value from existing holders to the PIPE investors. Simply put, the PIPE transaction is a terrible deal for legacy AADI shareholders, and, in BML’s opinion, a clear breach of fiduciary duty on behalf of the Board.

As it’s currently proposed, AADI 2.0 will be made up of two sets of shareholders – legacy equity holders and PIPE investors (some of which are also legacy holders). We estimate that legacy AADI holders will contribute at least $135 million in net cash to the combined company and currently own about 27 million shares and warrants. The incoming PIPE investors will be contributing about $95 million after banking fees.

Basic math and common sense would indicate that legacy AADI shareholders would own more of the combined company (135/230 = 58.7%), as we are bringing more cash and a public listing to the table.

Instead, the Board decided to issue 41.7 million shares and pre-funded warrants at $2.40 per share to the PIPE investors. For those without a calculator, $2.40 amounts to less than half of the net cash per share brought by the existing shareholders, and the 41.7 million shares issued will result in the PIPE investors owning roughly 61% of the combined company despite putting in only 41.3% of the capital! What a terrible deal this is for legacy owners. Did the Board forget to whom it has a fiduciary duty?

Unsurprisingly, current insider Avoro Capital Advisors signed up to participate in the PIPE and agreed to purchase 8.333 million pre-funded warrants as disclosed in a Schedule 13D filed on December 23, 2024. BML likes buying shares at less than one half of cash as well. Who wouldn’t?

The most value-accretive and least risky strategy for existing holders is to sell the entire company immediately. Alternatively, if the Board wants to pursue the ADC portfolio, it should return the $100 million in proceeds from the FYARRO sale to existing holders via special dividend then go find PIPE investors willing capitalize the new strategy at a more appropriate valuation.

Either one of these routes would create significantly more value than the terrible deal currently proposed.

Sincerely,

Braden M Leonard